Exhibit 15.3

manatt manatt | phelps | phillips	Brian S. Korn Manatt, Phelps & Phillips, LLP Direct Dial: (212) 790-4510
E-mail: BKorn@manatt.com

January 14, 2021

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3233
Washington, DC 20549

Attention: Mr. Ruairi Regan and Mr. James Lopez
Office of Real Estate and Construction

Re:	Groundfloor Yield LLC Amended Draft Offering Statement on Form 1-A Confidentially Submitted November 2, 2020 CIK No. 0001810007

Dear Messrs. Regan and Lopez:

We are submitting this letter on behalf of our client, Groundfloor Yield LLC (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated December 14, 2020 (the “Comment Letter”) in connection with the Company’s draft offering statement on Form 1-A (the “Offering Statement”), as confidentially submitted on November 2, 2020. Concurrent with this letter, we are filing a further amended Offering Statement with the SEC.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement.

Amended Draft Offering Statement on Form 1-A

General

1.	We note your response to comments 1 and 5, changes to the maturity of the notes, and the addition of a quarter point limit to interest rate changes. We note, however, that you reserve the right to modify the applicable interest rate on the notes from time to time in your sole discretion. Please provide an analysis showing how you determined that the broad discretion with respect to the frequency of changes to the interest rate would not constitute the issuance of a new security. In addition, please provide an analysis showing how you determined that your ability to change the term, price, and other non-interest features of the Groundfloor Yield Notes does not constitute a delayed offering of those) securities in violation of Rule 251(d)(3)(i)(F).

Response: Pursuant to Section 2(b) of the Form of Groundfloor Yield LLC Note attached as Exhibit 3.1 to the Offering Statement, the interest rate applicable to the notes issued by Groundfloor Yield LLC (the “GFY Notes”) may be changed from time to time in the Company’s sole discretion. The Company does not believe that a change in the interest rate of the GFY Notes constitutes the issuance of a new security for the following reasons; (i) although the Company has broad discretion with respect to when changes to the interest rate occur, the Company does not anticipate changing the interest rate more frequently than twice per month, (ii) the interest rate may only be changed to a rate within the range specified in the GFY Notes to investors upon their initial investment, and (iii) no other terms of the GFY Notes or characteristics of the investment will change in connection with the change in the interest rate. All offering circular supplements will be filed in accordance with the rules set forth at 17 C.F.R. § 230.253(g).

As is reflected in the revised Offering Statement filed concurrently herewith, the Company does not anticipate changing the term, price, or any other non-interest rate features of the GFY Notes.

2.	Please clarify when you intend to provide investors with an offering circular supplement and the minimum number of days investors will have to consider a put right each time you change the interest rate. Additionally, clarify how the “applicable maturity date” applies to individual note issuances and provide illustrative examples to explain how principal and interest will be calculated and paid on small investment amounts. For example, it is unclear if interest will be calculated based on business days, a 360 day year, and whether amounts may be rounded up or down. It is also unclear how automatic interest rate changes on an investor’s outstanding notes will impact principal and interest calculations. Your examples should clarify the minimum time a small amount of notes would need to be held in order to be paid interest assuming a certain interest rate.

Response: The Company will communicate any change to the interest rate to investors in the GFY Notes no less than seven (7) calendar days prior to the applicable effective date of such change. An offering circular supplement reflecting any such change in the interest rate of the GFY Notes will be filed with the SEC no later than five (5) business days following the effective date of such interest rate change.

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Pursuant to Section 2(a) of the Form of Groundfloor Yield LLC Note attached as Exhibit 3.1 to the Offering Statement, interest on the GFY Notes will be calculated on the basis of a 360-day year consisting of twelve 30-day months. Changes in the interest rate will not affect the outstanding principal amount of the GFY Notes. The interest payable to investors in the GFY Notes will be calculated as a summation of the interest payable on each day during the term of the GFY Notes. As a result, there is no minimum amount of time that an investor would need to hold a GFY Note in order to be paid interest on that GFY Note at the then-applicable interest rate.

Groundfloor Yield Notes, page 6

3.	Please revise your diagrams on pages 18 and 19 to be consistent with the description provided related to the anticipated structure of the offering of the GFY Notes as outlined within your response to comment 4 in your response letter dated August 21, 2020.

Response: The specified diagrams have been updated in pages 19 and 20 of the revised Offering Statement filed concurrently herewith.

4.	We have considered your response to our prior comment 5 in your letter dated August 21, 2020 and the disclosure in your filing. You state that your sole purpose is to acquire loans from Groundfloor Holdings through the proceeds raised from the sale of the Notes, and the funds are meant to replace Groundfloor Holdings’ existing credit facility. You also state that Groundfloor Finance and Groundfloor Real Estate 1 & 2 will purchase these loans from you using proceeds they raise from the sale of LROs and securities to investors. Given the business purpose of your company, the related activities and interests with Groundfloor Finance and its subsidiaries and the economic interdependence of the entities, we believe your business and repayment of the Notes are dependent on Groundfloor Finance and its subsidiaries. As such, please include the audited consolidated financial statements of Groundfloor Finance in your filing because these financial statements are material information necessary to make the required statements within your offering statement not misleading pursuant to paragraph 230.252(a) of Regulation A.

Response: The Company has included both the unaudited consolidated financial statements of Groundfloor Finance Inc. dated as of June 30, 2020 and the audited consolidated financial statements of Groundfloor Finance Inc. dated as of December 31, 2019 in the Offering Statement filed concurrently herewith.

Groundfloor Yield Auto-Invest Program, page 8

5.	We note your response to comment 7 and revised disclosure regarding the auto-invest program and other terms of the offering. Your offering anticipates periodic investor purchases triggering rolling 5 business day investor put rights and an automatic reset of the interest rate on outstanding notes when you change interest rates. Please revise to clearly explain the mechanics of interest rate changes and their impact on the ability of auto-invest participants to cancel. Given the complexity of the offering and auto-invest program, please provide an illustrative example to clarify the administration and timing of the auto-invest program, in particular the amount of time a participant will have to cancel after notice of an interest rate change.

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Response: The Groundfloor Yield Auto-Invest Program (the “GFY AIP”) is an optional program which permits investors to set up automatic purchases of additional GFY Notes subject to certain parameters selected by the investor (e.g., purchase amount, frequency of automatic purchases). Investors may terminate their participation in the GFY AIP at any time, irrespective of any proposed or actual changes in the interest rate applicable to the GFY Notes.

Purchases of GFY Notes through the GFY AIP do not trigger any put rights, nor do they cause an automatic reset of the interest rate on outstanding GFY Notes. New GFY Notes purchased under the GFY AIP will accrue interest at the interest rate applicable as of the date of purchase thereof, subject to change according to the same procedure described in our response to comment 2 above. Investors may exercise their put right with respect to GFY Notes purchased through the GFY AIP on the same terms as the other GFY Notes, five (5) business days from the purchase date of the GFY Note, and every five (5) business days thereafter.

An investor who purchases a GFY Note on January 1, 2021 through the GFY AIP shall have a put right in respect of such GFY Note which is first exercisable on January 8, 2021, and every five (5) business days thereafter. In the event of a change in the interest rate applicable to the GFY Notes, the Company will notify investors of the proposed change no less than seven (7) calendar days in advance of the effective date of such change. Investors who do not wish to participate at the new interest rate may redeem their investment prior to such change by exercising their put right prior to the effective date of the interest rate change.

Investor Put Right, page 8

6.	Please clarify whether there are any restrictions or limitations on the ability of the investors to exercise their put rights, including, for example, the amount of such puts, both at the individual investor level and in the aggregate across all investors, and describe those clearly in your offering circular.

Response: There are no limitations on the ability of investors to exercise their put rights other than the limitation that investors may exercise their put right with respect to each Note only every five (5) business days from the applicable issuance date thereof.

Risk Factors, page 10

7.	We note revised disclosure stating that changes to the “interest rate shall apply to all outstanding” notes. Please provide risk factor disclosure addressing your sole discretion to lower the interest rate on a purchaser’s investment.

Response: This risk factor has been added to page 13 of the revised Offering Statement filed concurrently herewith.

Independent Auditors’ Report, page F-1

8.	Please amend your filing to include an audit opinion with a conformed EDGAR signature. Reference is made to Rule 302 of Regulation S-T.

Response: The Company has included an audit opinion with a confirmed EDGAR signature in the Offering Statement filed concurrently herewith.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (212) 790-4510.

Sincerely,

/s/ Brian S. Korn

Brian S. Korn

cc:	Brian Dally, Chief Executive Officer

Nick Bhargava, Acting Chief Financial Officer

Groundfloor Finance Inc.

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